SCHEDULE TO-T/A/ 13E-3/A
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)
Navtech, Inc.
(Name of Subject Company (issuer))

NV Holdings, Inc. (as offeror)

Cambridge Information Group II LLC
Externalis S.A.
ABRY Investment Partnership, L.P.
ABRY Mezzanine Partners L.P.
Andrew M. Snyder
John Hunt
Francoise Macq
Michael Jakobowski
(as Members of a Group)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, par value $0.001 per share
(Title of Class of Securities)

63935Q100
(CUSIP Number of Class of Securities)

Larisa Avner Trainor
Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814 USA
Phone: +1 301-961-6747

With a copy to:

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Phone: +1-212-859-8875

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$10,950,812.50	$336.19

___________________
   * For purposes of calculating the filing fee only.  This amount assumes the purchase of 4,380,325 Units of the subject company at $2.50 in cash per Unit.  The amount of the filing fee, equals 0.00003070 of the transaction valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $336.19

Form or Registration No.: Schedule TO/13E-3

Filing Party: NV Holdings, Inc.

Date Filed: October 9, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[x] going-private transaction subject to Rule 13e-3.

[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/ 13E-3 (the “Statement”), originally filed with the Securities and Exchange Commission, as amended (the “SEC”) on October 24, 2007, by NV Holdings, Inc., Cambridge Information Group II LLC, a Maryland limited liability company, Externalis S.A., a company formed under the laws of Belgium, ABRY Investment Partnership, L.P., a Delaware limited partnership, ABRY Mezzanine Partners L.P., Andrew M. Snyder, John Hunt, Françoise Macq and Michael Jakobowski relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Navtech, Inc., a Delaware corporation (“Navtech” or the “Company”), at a purchase price of $2.50 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

A.	Amendments to the Statement

Item 3 of the Statement is hereby amended as follows:

(1)    The first sentence of Item 3 is replaced with the following sentence:  “The filing persons are NV Holdings, Inc., a Delaware corporation, Cambridge Information Group II LLC, a Maryland limited liability company, Externalis S.A., a company formed under the laws of Belgium, ABRY Investment Partnership, L.P., a Delaware limited partnership, ABRY Mezzanine Partners L.P., Andrew M. Snyder, John Hunt, Françoise Macq and Michael Jakobowski.”

    Item 10 of the Statement is hereby amended as follows:

    (2)    The following is added at the end of Item 10:  “For more information, please see Section 7 – “The Offer - Certain Information Concerning the Company”.”

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

B.	Summary Term Sheet

    The Summary Term Sheet is hereby amended as follows:

    (1)    The following is added after the first point beneath the heading “Who is offering to purchase my Shares?”:

•
Mr. Michael Jakobowski served as Chief Financial Officer of Cambridge Information Group, Inc. (“Cambridge”) from September 1999 to February 9, 2007.  Since February 9, 2007, Mr. Jakobowski has served as Chief Financial Officer of ProQuest LLC, a subsidiary of Cambridge.  Mr. Jakobowski has served as director of the Company since November 2001.  Mr. Jakobowski owns 38,500 Shares of the Company and options over 50,000 Shares.

C.	Offer to Purchase

    The Offer to Purchase is hereby amended as follows:

(1)
The following sentence is added at the end of the first paragraph of Section 1 – “Special Factors - Purpose of the Offer; Plans for the Company”:  “We believe that the savings to Navtech from being relieved of such burdens would be in the vicinity of $259,000.00 each financial year, taking into account audit fees, legal fees, director and officer insurance, transfer agent fees, press release distribution costs, AGM costs and director and officer compensation.  In addition, we believe the Company would save between $100,000 and $200,000 in audit fees associated with compliance with the Sarbanes-Oxley Act of 2002.”

(2)
The following text replaces the final 3 sentences of paragraph 12 under Section 2 – “Special Factors – Material U.S. Federal Income Tax Consequences as a result of the Offer”:  “The Offer is not expected to have any material federal income tax consequences to the Company, each filing person or the company’s affiliates who are not filing persons.  The Company will not recognize gain or loss as a result of the Offer, and the tax basis of its assets will not change.  The Company has a net operating loss carry forward in certain jurisdictions, which is not expected to be materially affected by the Offer.  The Offerors and their affiliates will not be able to use the Company’s net operating loss carryforwards.  The structure of the transaction was not impacted by the Company’s net operating loss carryforwards.”

(3)
The following text is inserted as (xiii) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”:  “(xiii) The average high price for the years ended December 31, 2005 and 2006, respectively, were $3.65 per Share and $3.60 per Share and the average high price for the first three quarters of 2007 was $3.40.  The market price of the Shares has declined since the Company released its financial results for the second quarter of its 2007 financial year.  However, the Filing Persons did not consider the historical market price of the Shares because the Shares are so thinly traded that the Filing Persons believe that historical market price is not a good indicator of the actual value of the Shares.”

(4)
The following text is added at the end of (iii) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”: “However, the Filing Persons are of the view that JEGI’s discounted cash flow (“DCF”) valuation of the Shares at $1.76 per Share (which is 42% less than the Offer Price) represents a good proxy for determining the liquidation value of the Shares.”

(5)
The following text replaces (iv) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”:  “(iv)  Based on the Form 10-QSB filed by Navtech for the quarter ended July 31, 2007, the net book value of the Company is $0.96 (including Shares and Class A Preferred Shares).  The Filing Persons did not believe the net book value of the Company was relevant to the fairness of the Offer Price because of their belief that a DCF valuation provides the best measure of the value of a company’s business.”

(6)
The following text replaces (v) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”:  “(v)  The DCF value of each Share is $1.76 per Share (or 42% less than the Offer Price).  We believe that the DCF valuation provides the best measure for the value of the Company’s business as a going concern.”

(7)
The following sentence is added at the end of the fifth paragraph of Section 3 – “Special Factors – Fairness”:  “The going private transaction has not been approved by a majority of the directors of the Company who are not employees.  As noted above, the Offer is structured so that at least a majority of unaffiliated shareholders of the Company must tender their Shares in order for the Offer to be consummated.  However, the transaction has not been structured so that at least a majority of the unaffiliated shareholders of the Company must approve the Offer or the Merger.”

(8)
The following text is added at the end of the second paragraph under the heading “Comparisons with Selected Software and Information Company Transactions” of Section 4 - Special Factors – Reports, Opinions, Appraisals and Negotiations”:

Comparisons with Selected Software and Information Company Transactions.
In conducting its comparable transaction analysis, JEGI compared the proposed tender for Navtech Shares with mergers or acquisitions concerning application and decision support software and data-driven businesses that have been announced or finalized over the past 3 years.  The transactions that were ultimately selected involved companies of comparable size to Navtech, with market valuations at an average EBITDA multiple of 9.2x, and an average trailing 12 months revenue multiple of 1.6x (see Table below).  The Valuation Report also notes that these companies and transactions may not resemble Navtech in growth profile, product mix, operating leverage, or served market, and so should not be relied on as a benchmark for valuation.

Comparable M&A Transactions 2004-2007 YTD

							Transaction Multiples
Date	Buyer	Target	Target/Transaction Description	Valuation ($ millions)	EBITDA Margin	Est. Share Price Premium	Revenue	EBITDA
Jul. 07	CIC LBO Partners	Alti SA	Software solutions for project management, training, and change management.	85	9%	-17%	0.8x	8.7x
Jun. 07	Affecto-Genimap	Component Software Group ASA	Information management applications and e-business intelligence solutions.	50	10%	22%	0.9x	9.2x
May. 07	Invensys, Inc.	Cimnet Inc.	Integrated manufacturing software for the global manufacturing industry.	22	58%	8%	4.2x	7.2x
Apr. 07	Battery Ventures	Quovadx Inc.	Software for health information & IT vendors.	83	7%	21%	1.0x	14.8x
Apr. 07	Siemens AG	IBS AG	Software solutions to measure industrial quality and manage compliance efforts.	43	18%	48%	1.6x	8.7x
Apr. 07	Management	Trace Group plc	Application software for insurance, property, finance and payroll industries.	32	13%	58%	1.1x	8.4x
Apr. 07	Captaris, Inc.	Castelle	Office automation systems and workflow application integration.	10	25%	18%	1.0x	4.0x
Mar. 07	Symphony Technology	Aldata Solution Oyj	29% stake in software provider servicing retail and logistics companies.	130	9%	11%	1.1x	12.9x
Feb. 07	CAE Inc.	Engenuity Technologies	Solution-orientated software tools and components for visual applications.	18	18%	11%	1.3x	7.1x
Nov. 06	InSight Venture Partners, Bessemer Venture Partners	Netsmart Technologies	Software tools for health and human services organizations in US.	109	16%	25%	1.9x	12.0x
Nov. 05	Navtech Inc.	European Aeronautical Group	Flight planning, airport analysis and flight management tools.	23	13%	NA	0.9x	7.2x
Nov. 05	Xchanging	CAD ITSpA	Software for insurance and banking industries	113	20%	8%	1.8x	9.2x
Oct. 04	Kronos, Inc.	Ad Opt Technologies	Workforce planning and management tools.	36	14%	39%	1.7x	12.5x
Jul. 04	Info Corp Pty Ltd.	RP Data Ltd	Subscription-based information and software services to real estate markets.	55	46%	14%	3.3x	7.2x

				Mean	20%	20%	1.6x	9.2x
				Median	15%	18%	8.2x	8.7x

Aug. 07		Navtech, Inc.	Workflow software and decision-support data solutions for the aviation industry.	30	9%	NA	0.7x	7.6x

•
The Share price premium listed above represents the trading levels one month prior to the transaction announcement, or, where that information is not available, the premium above trading levels one week prior to the transaction announcement.

•	Navtech multiples are based on trailing twelve month revenue and EBITDA values as of April 30, 2007, and August 30, 2007, and August 30, 2007 share price of $1.90.

In conducting its comparable company analysis, JEGI noted that there are few publicly traded, decision-support software and workflow database companies that exclusively serve the commercial airline industry.  The group of companies that JEGI used for comparison trade at average revenue and EBITDA multiples of 3.0x and 12.0x respectively, and were chosen for their similarity to Navtech in the following respects:
•	They are point application, software providers whose solutions are industry and/or business sector specific;
•	Their software solutions are of the workflow support, operations management and decision support type, and help to streamline their customers’ resource and asset allocation strategies; and
•	Their products and services are primarily sold through direct sales force channels. (see Table below).

Decision-Support Software & Workflow Data Companies ($ in millions, except per share amounts)
						Trading Multiples
Company	Ticker	Enterprise Value (EV)	LTM Revenue	LTM EBITDA	EBITDA Margin	EV/ Revenue	EV/ EBITDA
Artwork Systems Group NV	ENXTBR:ARTS	242	62	22	35%	3.9x	11.0x
Aspen Technology Inc.	AZPN	992	321	77	24%	3.1x	12.9x
Eclipsys Corp.	ECLP	1,090	456	67	15%	2.4x	16.2x
Fair Isaac Corp.	FIC	2,241	822	254	31%	2.7x	8.8x
Gemcom Software Intl. Inc.	TSX; GCM	70	42	9	22%	1.7x	7.7x
Jack Henry & Associates Inc.	JKHY	2,327	668	208	31%	3.5x	11.2x
JDA Software Group Inc.	JDAS	705	359	69	19%	2.0x	10.2x
NAVTEQ Corp.	NVT	5,714	686	243	35%	8.3x	23.6x
Sapiens Intl. Corp. NV	SPNS	58	44	7	15%	1.3x	8.7x
SPSS Inc.	SPSS	651	275	69	25%	2.4x	9.4x

				Mean	25.3%	3.0x	12.0x
				Median	24.6%	2.4x	9.8x

Source:  Capital IQ and Company SEC Filings
Stock price as of August 30, 2007

(9)
The following is added at the end of the fourth paragraph of Section 7 – “The Offer - Certain Information Concerning the Company”: “The selected consolidated financial data presented below, as of or for the years ended October 31, 2006 and October 31, 2005, are derived from the audited historical financial statements of the Company. The selected financial data presented below, as of or for the nine-month periods ended July 31, 2007 and 2006, are derived from unaudited consolidated financial statements of the Company. This information should be read in conjunction with the consolidated financial statements and the notes thereto from the Company’s Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006 and its Quarterly Report on Form 10-QSB for the period ended July  31, 2007. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC as described above.”

	Nine Months Ended		Years Ended
	July 31,	October 31,	October 31,
	2007	2006	2006	2005
	(Unaudited)	(Unaudited)
	(In thousands except per share amounts)
Operating Results Information
Total Revenue	$31,236	$27,024	$36,823	$11,143
$Operating Expenses:
Costs of Services	18,892	15,235	20,916	4,819
Research and Development	1,120	1,061	1,433	989
Selling and Marketing	2,600	2,182	3,079	1,588
Cost of Hardware Revenue	--	--	116	1,063
General and Administrative	5,740	4,611	6,312	1,834
Stock Compensation	84	--	--	--
Depreciation	1,032	958	1,426	237
Amortization of acquisition-related assets	778	714	973	--
Total Costs and Expenses	30,246	24,761	34,255	10,530
Operating Income:
Service Fees	29,198	25,209	34,328	8,108
Professional Services and Other	2,038	1,815	2,396	1,750
Hardware Revenue	--	--	99	1,285
Income from Operations	990	2,263	2,568	613
Other Expense:
Interest Expense	2,077	1,809	2,481	29
Net Earnings:	209	616	438	673
Earnings before income taxes	(1,087)	454	87	584
Recovery of income taxes	(878)	(162)	351	89
Net (loss) Earnings Per Share:
Basic	(.08)	.10	(.15)	.14
Diluted	(.08)	.10	(.15)	.13
Weighted Average Common Shares Outstanding:
Basic	--	--	4,562,326	4,683,869
Diluted	--	--	4,562,326	5,114,869
Balance Sheet Data (at end of period)
Current Assets:			4
Cash	3,409	6,769	6,769	444
Accounts Receivable (net allowance for bad debts: $562 (2007); $395 (2006); $247 (2005))	6,426	5,796	5,796	1,616
Other Receivable	361	308	308	--
Lease Receivable - current portion	147	140	140	187
Inventory	417	374	374	--
Prepaid Expenses and Other	2,198	1,348	1,348	1,425
Total Current Assets	12,958	14,735	14,735	3,672
Non-current Assets:
Lease Receivable	371	482	482	561
Deferred Taxes	3,573	2,761	2,761	477
Deferred Financing Costs	481	565	565	--
Capital Assets	4,502	4,410	4,410	582
Intangible Assets	6,497	7,325	7,325	--
Goodwill	13,633	11,878	11,878	--
Total Non-current Assets	29,057	27,421	27,421	1,620
Total Assets	42,015	42,156	42,156	5,292
Current Liabilities:
Accounts Payable	1,502	4,442	4,442	681
Accrued Liabilities	3,580	4,319	4,319	923
Acquisition Consideration Payable	1,974	311	311	--
Deferred Revenue	5,637	3,732	3,372	826
Obligation Under Capital Leases – current portion	303	276	276	242
Lease Incentive Payable – current portion	43	44	44	--
Total Current Liabilities	13,039	13,124	13,124	2,672
Non-current Liabilities
Obligation Under Capital Leases	61	274	274	465
Lease Incentive Payable	390	400	400	--
Deferred Tax Liability	2,447	2,410	2,410	--
Notes Payable	20,330	20,214	20,214	--
Total Non-current Liabilities	23,228	23,298	23,298	465
Total Liabilities	36,267	36,422	36,422	3,137

(10)	The following sentence is added after the second sentence of paragraph 5 under the heading “Significant Corporate Events” in Section 9 – “The Offer – Background of the Offer; Contacts with the Company”: “The option for taking the Company private through a one step merger was dismissed as being overly time consuming and administratively burdensome. A reverse stock split was also dismissed as being unlikely to achieve the goal of taking the Company private.”

(11)
The following sentence is added after the second sentence of paragraph 8 under the heading “Significant Corporate Events” in Section 9 – “The Offer – Background of the Offer; Contacts with the Company”:  “The Sponsors considered it appropriate to proceed with the Offer at this time because they were of the view that not enough focus was being given to day-to-day governance of the Company because of the time and resources required to comply with public company reporting obligations and the formality of public company board meetings.”

(12)	Schedule I is hereby amended as follows:

(a)	The following is hereby added after the following Filing Persons:

NV HOLDINGS, INC. (owns 0 or 0% of Shares on a fully diluted basis as of August 31, 2007)

CAMBRIDGE INFORMATION GROUP II LLC (owns 2,898,858 or 41.1% of Shares on a fully diluted basis as of August 31, 2007)

EXTERNALIS S.A. (owns 1,268,670 or 18% of Shares on a fully diluted basis as of August 31, 2007)

ABRY MEZZANINE HOLDINGS, LLC, as General Partner of ABRY MEZZANINE PARTNERS, L.P. (owns 420,416 or 6% of Shares on a fully diluted basis as of August 31, 2007)

ABRY INVESTMENT GP, L.P., as General Partner of ABRY INVESTMENT PARTNERSHIP, L.P. (owns 1,385 or 0. 1% of Shares on a fully diluted basis as of August 31, 2007)

JOHN HUNT (owns 0 or 0% of Shares on a fully diluted basis as of August 31, 2007)

FRANCOISE MACQ (owns 0 or 0% of Shares on a fully diluted basis as of August 31, 2007)

ANDREW M. SNYDER (owns 92,316 or 1.3% of Shares on a fully diluted basis as of August 31, 2007)

(b)	The following text is added at the end of Schedule I:

Name	Title	Citizenship
Mr. Michael Jakobowski	Chief Financial Officer of ProQuest LLC and director of the Company	United States
(owns 38,500 or 0.87% of Shares outstanding as of August 31, 2007 and options over 50,000 Shares, owns 88,500 or 1.3% of Shares on a fully diluted basis)
7200 Wisconsin Avenue, Suite 601 Bethesda, Maryland 20814 USA

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NV HOLDINGS, INC.

/s/ Larisa Avner Trainor
By:       Larisa Avner Trainor
Title:   Authorized Representative

CAMBRIDGE INFORMATION GROUP II, LLC

/s/ Larisa Avner Trainor
By:      Larisa Avner Trainor
Title:   Vice President and Assistant Secretary

EXTERNALIS S.A.

/s/ Francoise Macq
By:      Francoise Macq
Title:   Chief Financial Officer

ABRY MEZZANINE PARTNERS, L.P.
By:   ABRY Mezzanine Holdings, LLC,
         its general partner

/s/ John Hunt
By:       John Hunt
Title:    Authorized Representative

ABRY INVESTMENT PARTNERSHIP, L.P.
By:   ABRY Investment GP, L.P.,
         its general partner

/s/ John Hunt
By:       John Hunt
Title:    Authorized Representative

/s/ Andrew M. Snyder
Andrew M. Snyder

/s/ Francoise Macq
Francoise Macq

/s/ John Hunt
John Hunt

/s/ Michael Jakobowski
Michael Jakobowski